Global Consumer
Staples Conference
2015
Global Consumer
Staples Conference
2015
John F.
Brock
Chairman & CEO
Nik
Jhangiani
SVP & CFO
Filed by Coca-Cola Enterprises, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Coca-Cola Enterprises, Inc.
Filer's SEC File No.: 001-34874
Date: September 9, 2015

Included in this Presentation are Forward-Looking
Management Comments and Other Statements that Reflect
Management’s Current Outlook for Future Periods.
Forward-Looking Statements (1 of 2)
Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Coca-Cola Company’s (“TCCC”), Coca-Cola Enterprises, Inc.’s (“CCE”) or Coca-Cola European
Partners Limited’s (“CCEP”) historical experience and their respective present expectations or projections, including expectations or projections with respect to the proposed transaction. The forward-looking statements in this presentation should be read in conjunction with the risks and uncertainties discussed in TCCC’s and CCE’s filings with the Securities and Exchange Commission (“SEC”), including the most recent Form 10-K, subsequently filed Quarterly
Reports on Form 10-Q and Current Reports on Form 8-K and other SEC filings.
IMPORTANT: all statements and references to CCEP and the proposed transaction are made with full recognition that such transaction is subject to regulatory approvals and other conditions of closing. Until closing of the transaction, each party continues to operate its business separately and independently, and the parties will not take any steps to implement the transaction until all necessary approvals have be obtained.
You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.
None of TCCC, CCE, CCEP, or Coca-Cola Iberian Partners (“CCIP”) undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result  of new information, future events, or otherwise.  None of
TCCC, CCE, CCIP, or CCEP assumes responsibility for the accuracy and completeness of any forward-looking statements.  Any or all of the forward-looking statements contained in this presentation and in any other public statements may prove to be incorrect.

x
This communication may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,”
“potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from TCCC, CCE, or CCEP historical experience and their respective present expectations or projections,
including
expectations
or
projections
with
respect
to
the
transaction.
These
risks
include,
but
are
not
limited
to,
obesity
concerns;
water
scarcity
and
poor
quality;
evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials;
increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with their partners; a deterioration in their partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters; increased or new indirect
taxes
in
the
United
States
or
in
other
tax
jurisdictions;
increased
cost,
disruption
of
supply
or
shortage
of
energy
or
fuels;
increased
cost,
disruption
of
supply
or
shortage
of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of their respective products; an inability to protect their respective information systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings;
adverse weather conditions; climate change; damage to their respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to their respective products or business operations; changes in accounting standards; an inability to achieve their respective overall long-term growth objectives; deterioration of global credit market conditions;
default by or failure of one or more of their respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realize the economic benefits they anticipate from these actions; failure to realize a significant portion of the anticipated benefits of their respective strategic relationships, including (without limitation) TCCC’s relationship with Keurig Green Mountain, Inc. and Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or they or their respective partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the
future;
an
inability
to
successfully
manage
the
possible
negative
consequences
of
their
respective
productivity
initiatives;
global
or
regional
catastrophic
events;
risks
and
uncertainties
relating
to
the
transaction,
including
the
risk
that
the
businesses
will
not
be
integrated
successfully
or
such
integration
may
be
more
difficult,
time-consuming
or
costly
than expected, which could result in additional demands on TCCC’s or CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, the possibility that certain assumptions with respect to CCEP or the transaction could prove to be inaccurate, the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the closing conditions to the transaction, the potential failure to retain key employees of CCE, CCIP as a result of the proposed transaction or during integration of the businesses and disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships; and other risks discussed in TCCC’s and CCE’s filings with the
Securities
and
Exchange
Commission
(the
“SEC”),
including
their
respective
Annual
Reports
on
Form
10-K
for
the
year
ended
December
31,
2014,
subsequently
filed
Quarterly
Reports on Form 10-Q and Current Reports on Form 8-K, which filings are available from the SEC.
Forward-Looking Statements (2 of 2)

4 4 Agenda CCE HIGHLIGHTS CCEP OVERVIEW CCE SHAREOWNER VALUE & CCEP FINANCIAL HIGHLIGHTS CRS & KEY TAKEAWAYS

Vision & Operating Framework
Deliver Consistent Long-Term Profitable Growth
BE THE BEST
beverage sales and
service company
STRATEGIC PRIORITIES
STRATEGIC PRIORITIES
LEAD
category value growth
EXCEL
at serving our customers with
world class capabilities
DRIVE
an inclusive & passionate culture
VISION
VISION

6 Solid Foundation Competing in the Attractive Non-Alcoholic Ready-to-Drink (NARTD) Category GROWING CATEGORY LEADING POSITION LARGE CATEGORY 6

1.
AC Nielsen FY14, rounded
2.
Canadean
FY14, excludes tap/bulk water & dairy, rounded
Large & Growing Category
Non-Alcoholic Ready-to-Drink (NARTD)
$40bn
2
Non Measured
Channels
$29bn
1
Measured
Channels
$69bn
Retail Value
NARTD
Indexed
to
FMCG
1
Retail Value Growth
+1.2%
in 2014
FMCG
NARTD
1.1x
1.7x
2013
2014

8 2015 Highlights Brands Growth & Innovation Package Innovation 100th Anniversary Contour Marketing Activation Rugby World Cup Coca-Cola Trademark ‘One Brand’ Strategy

One Iconic Brand,
One Coca-Cola Family
Since
1886
Lower calorie;
Sweetness
from natural
sources
Zero calories;
Great
Coke
®
taste
No calories;
No sugar
One Common Identity
4 Distinct Product Benefits
Putting Choice at the Heart of
Our Trademark Strategy
Choose Happiness

10 Product Innovation and Expansion New Flavor, Sweetener, and Package Introductions Covering Both Immediate and Future Consumption Occasions New Product and Territories Within the Last Year

Customer Centric Supply Chain
Procurement, Production, and Logistics Excellence
Pan-European scale supported with
global procurement capability
Flexible & efficient logistics
Cost-efficient production &
expandable
infrastructure
Responsible
& sustainable
Excel at Serving Our Customers with
World Class Capabilities

12 Our People Experienced team Solid bench strength Investing in capabilities Focus on diversity Driving an Inclusive and Passionate Culture

13 13 Agenda CCE HIGHLIGHTS CCEP OVERVIEW CCE SHAREOWNER VALUE & CCEP FINANCIAL HIGHLIGHTS CRS & KEY TAKEAWAYS

Transaction Highlights
Combines 3 entities: CCE, CCIP,
and CCEAG
Will serve over 300m consumers
across western Europe
(13 countries)
Pro forma 2015E net revenues of
$12.6bn and EBITDA of $2.1bn
(pre-synergies)
Annual pre-tax savings expected in
a range of $350-$375m within 3
years of closing
Headquartered in London; publicly
traded on Euronext Amsterdam,
NYSE, and Madrid exchanges
Source: Company reports, rounded, based on exchange rates of
1.12 $/€, 1.57 $/£, 0.14 $/NOK, 0.12 $/SEK
Norway
Sweden
Netherlands
Germany
France
Great
Britain
Iceland
Spain
Portugal
Andorra
Luxembourg
Monaco
Belgium
CCE
CCIP
CCEAG
Note: All estimates reflect combined independent estimates of CCE, CCIP, and CCEAG/TCCC with full recognition that the proposed transaction is subject to regulatory approvals and other conditions of closing.  Until closing of the transaction, each party continues to operate its business separately and independently and the parties will not take any steps to implement the transaction until all necessary approvals have been obtained.

15
Market & Volume Highlights
In CCEP markets, CSD and NCB
are high value segments relative
to water
CCE, CCIP, and CCEAG excel in
the high value CSD category
CCE, CCIP, and CCEAG
opportunistically and selectively
participate in other segments
CSD
3
NCB
3
Water
1. AC
Nielsen,
NARTD
Retail
Value
mix
in
USD
(converted
CCIP
at
exchange
rates
of
1.12
$/€)
2. Company reports (in unit cases)
3. CSD = Carbonated Soft Drinks, NCB = Noncarbonated Soft Drinks
2014 CCEP
Market
Mix
1
2014 Company
Volume
Mix
2
45%
32%
88%
80%
86%
33%
20%
8%
11%
3%
22%
48%
4%
9%
11%
NARTD
Retail Value
NARTD
Volume
CCE
CCIP
CCEAG

Channel Highlights
2014 Channel Mix By Volume
CCE, CCIP, and CCEAG
have a similar mix
between home and cold
channels
CCEP will leverage best
practices from each
territory looking at areas
such as revenue growth
management, in-outlet
execution, availability,
customer segmentation,
wholesaler engagement
Home
Cold
Source: Company reports (in unit cases), rounded; Home = Customers that generally sell beverages at room temperature for later consumption, Cold = Customers that generally sell beverages at chilled temperature for immediate consumption

62%
58%
62%
38%
42%
38%
CCE
CCIP
CCEAG

Route-To-Market (RTM) Highlights
Flexible and efficient
delivery is key to meeting
customer needs
CCEP will leverage best
practices across
territories
The choice between
direct and indirect
delivery depends on
many factors including
population density and
customers’ supply chain
2014 Delivery Mix By Volume

80%
Indirect
20%
Direct
Source: Company reports (in unit cases), rounded; Direct is company owned/leased trucks delivering directly to customer retail outlet

Leveraging Best Practices
Supply Chain
Excellence
World-Class
Sales Team
Large Store
Expertise
Leading Coca-Cola System Bottler
Excellence in
Industrial Productivity
Excellence in TCCC
Partnership Model
World-Class
Segmentation of and
Execution in Outlets
Customer
Engagement & Loyalty
Winning Household
Penetration Strategy
Discounter
Expertise

Creating Value From Synergies
Shared vision between
TCCC and CCEP to drive
growth in Western Europe
Enhanced commercial
partnerships with pan-
European, large, local,
and independent
customers
Scale and speed to win in
new categories
(e.g., stills)
Shared vision between
TCCC and CCEP to drive
growth in Western Europe
Enhanced commercial
partnerships with pan-
European, large, local,
and independent
customers
Scale and speed to win in
new categories
(e.g., stills)
Increase manufacturing
and warehouse efficiency
and effectiveness
Savings opportunities in
procurement of direct and
indirect categories
Increase manufacturing
and warehouse efficiency
and effectiveness
Savings opportunities in
procurement of direct and
indirect categories
Opportunity to share core
support functions across
the new company
Reduce management
team duplications
Adjust required
headquarters facilities
Opportunity to share core
support functions across
the new company
Reduce management
team duplications
Adjust required
headquarters facilities
Topline
Growth
Topline
Growth
Supply
Chain
Supply
Chain
Operating
Expenditures
Operating
Expenditures
Expected Annual Run-Rate Pre-Tax Savings in a Range of
$350-$375m Within 3 Years of Closing

Experienced Management Team
John Brock
Chairman & CEO of CCE
Damian Gammell
CEO of Anadolou
Efes
Nik
Jhangiani
CFO of CCE
V
íctor
Rufart
GM of CCIP
9 years of experience in
the Coca-Cola System
20+ years management
experience with leading
European beverage
companies
Former CEO of InBev
(2003-2005)
COO of Cadbury
Schweppes (1999-2002)
24 years experience in
the Coca-Cola System
Former CEO of Coca-
Cola Içecek, former CEO
of CCEAG, former
Commercial Director of
Coca-Cola Amatil, former
CEO of Coca-Cola
Hellenic Russia
15+ years of experience
in the Coca-Cola System
and 20+ years as finance
executive in global
markets
Former VP of Finance of
CCE, former Group CFO
of Bharti
Enterprises,
former CFO of Coca-Cola
Hellenic Bottling
Company (2004-2009)
25 years of experience in
the Coca-Cola System
Former General Manager
of Cobega
Mr. Rufart
successfuly
led
the integration of the 8
Spanish and Portuguese
bottlers that formed CCIP
* Chief Integration Officer
CEO
COO
CFO
CIO*

Enhance the Coca-Cola system to more effectively compete
and drive growth with a world-class production, sales and
distribution platform
CCEP –
Key Takeaways
Leverage CCE, CCIP, and CCEAG best practices –
driving value for customers and consumers
Generate expected savings in a range of $350-$375m
(annual pre-tax run-rate within 3 years of closing)

22 Agenda CCE HIGHLIGHTS CCEP OVERVIEW CCE SHAREOWNER VALUE & CCEP FINANCIAL HIGHLIGHTS CRS & KEY TAKEAWAYS 22

CCE –
Financial Priorities
Continually Enhancing Our Operating Model to
Drive Sustainable Future Growth
earnings in line with our long-term objectives
Consistent
Consistent
free cash flow (FCF) and maintain financial flexibility
Maximize
Maximize
return on invested capital and deliver shareowner value
Increase
Increase

CCE –
Focus on Free Cash Flow
Over Time, We Expect FCF to More Closely
Align with Net Income
Proven ability to manage CapEx
Growing FCF over time: 2011-2015E CAGR = +6%
2015 FCF expected in a range of $600-650m (including FX headwind)
Improving FCF conversion rate (76% in 2013, 90% in 2014)
Increasing Cash from Operations
Source: Year-end earnings releases; Conversion is FCF (excluding asset disposals) divided by comparable Net Income

CCE –
2015
2015 Highlights
2015 Highlights
Affirm 2015 Guidance*
Affirm 2015 Guidance*
Focused
on
Improving
Growth
Outlook
and
Committed
to
Delivering
Shareowner
Value
Slightly positive net sales
Slightly positive operating
income
Diluted EPS at the upper end of
the 6% -
8% range
Focused on improving our
growth outlook
Deliver our 2015 plan
Work towards successfully
closing merger transaction and
plan for business integration into
CCEP in 2016
* Comparable and currency neutral

CCE –
Financial Approach
Focus on Driving Shareowner Value
Grow profitably while investing
CapEx prudently
Drive Cash from
Operations
Drive Cash from
Operations
Maintain target leverage range
Optimize Capital
Structure
Optimize Capital
Structure
Invest in high return M&A opportunities
and/or return cash to shareowners
Opportunistically
Invest and/or Return
Cash to Shareowners
Opportunistically
Invest and/or Return
Cash to Shareowners

CCE –
Financial Approach
Work towards successfully closing
merger transaction
Plan for business integration, leverage
best practices, capture synergies
Develop long-term targets and
financial approach
CCEP
Drive Cash from
Operations
Optimize Capital
Structure
Opportunistically
Invest and/or Return
Cash to Shareowners
Focus on Driving Shareowner Value

28
CCEP –
Financial Overview
Net Sales
$12.4bn
$12.6bn
EBITDA (before Synergies)
$1.9bn
$2.1bn
Operating Income (before Synergies)
$1.5bn
$1.6bn
Run-Rate Annual Pre-Tax Savings
2
~$350-$375m
2015 Net Debt/EBITDA
3
~3.5x
Effective Tax Rate
26% -
28%
Key Pro Forma Metrics
1
2014
2015E
1. Company reports, rounded, based on exchange rates of 1.12 $/€, 1.57 $/£, 0.14 $/NOK, 0.12 $/SEK
2. Implemented within 3 years of closing
3. After $3.3bn cash consideration funded by the new company using newly issued debt
Note: All estimates reflect combined independent estimates of CCE, CCIP, and CCEAG/TCCC with full recognition that the proposed transaction is subject to regulatory approvals and other conditions of closing.  Until closing of the transaction, each party continues to operate its business separately and independently and the parties will not take any steps to implement the transaction until all necessary approvals have been obtained.
While There is Much to Do, Each Company is On-Track to
Achieve the Objectives for Full-Year 2015 (Pro Forma)

Capital Structure
2015E pro forma net debt to EBITDA
ratio of ~3.5x after ~$3.3bn cash
consideration funded by the new
company using newly issued debt
Expect to de-lever net debt to EBITDA
ratio to ~2.5x by year-end 2017
Intend to operate within a 2.5x to 3.0x
net debt to EBITDA ratio longer term*
Capital Return
Expected dividend payout of 30% to
40% of net income over time
Potential for excess cash return to
shareowners to resume once
appropriate net leverage reached
CCEP –
Additional Highlights
Committed to Investment
Grade Capital Structure
CCEP to Target Attractive
Total Shareowner Return
* Year-end targets

Closing expected in the second quarter of 2016
Customary regulatory approvals and other
conditions of closing
CCE shareowner vote to approve the transaction
File Form F-4 registration statement with the SEC
CCEP –
Key Next Steps

CCE –
Key Financial Takeaways
Focus on Generating Cash from Operations, Consistent
Long-term Profitable Growth, and Driving Shareowner Value
We are realistic about the continued challenging environment and the impact of currency translation
We have a history of, and commitment to, managing the levers of our business to deliver value
We are excited about the opportunities to create value with the formation of CCEP

32 Agenda CCE HIGHLIGHTS CCEP OVERVIEW CCE SHAREOWNER VALUE & CCEP FINANCIAL HIGHLIGHTS CRS & KEY TAKEAWAYS 32

CCE 2015 Sustainability Plan
Reduce calories across
our portfolio by 10%
and enable 3 million
people to be active
Grow our business
while reducing the
absolute carbon
footprint of our business
operations by 50%
Ensure that 40% of the
PET we use is recycled
PET and/or PET from
renewable materials
34 targets & stretch commitments
Strong alignment with The Coca-Cola Company
Responds to stakeholder expectations and feedback
10th Annual
Sustainability
Report
Well-Being
Energy &
Climate Change
Sustainable
Packaging and
Recycling
2014/15 CCE CRS Report

CCE Business Environment Risks
Though Optimistic Long-Term, We are Realistic About
the Current Environment
Soft consumer and customer environment
Increasing focus on health and well-being
Risk of increased taxes

Key Takeaways
CCE is Executing Our Strategic Priorities as We Work Toward
a Successful Merger Close and Integration Into CCEP
Operating
environment
remains
challenging
Financial priorities
focused on long-
term profitable
growth
Track record of,
and focus on,
delivering
shareowner value

Global Consumer Staples Conference 2015 John F. Brock Chairman & CEO Nik Jhangiani SVP & CFO

FORWARD-LOOKING STATEMENTS

This communication may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from The Coca-Cola Company’s (“KO”), Coca-Cola Enterprises, Inc.’s (“CCE”) or Spark Orange Limited’s (“CCEP”) historical experience and their respective present expectations or projections, including expectations or projections with respect to the transaction. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in their beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging or developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with their partners; a deterioration in their partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters; increased or new indirect taxes in the United States or in other tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the availability of their respective products; an inability to protect their respective information systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic or political conditions in the United States, Europe or elsewhere; litigation or legal proceedings; adverse weather conditions; climate change; damage to their respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to their respective products or business operations; changes in accounting standards; an inability to achieve their respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of their respective counterparty financial institutions; an inability to timely implement their previously announced actions to reinvigorate growth, or to realize the economic benefits they anticipate from these actions; failure to realize a significant portion of the anticipated benefits of their respective strategic relationships, including (without limitation) KO’s relationship with Keurig Green Mountain, Inc. and Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or they or their respective partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the future; an inability to successfully manage the possible negative consequences of their respective productivity initiatives; global or regional catastrophic events; risks and uncertainties relating to the transaction, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on KO’s or CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, the possibility that certain assumptions with respect to CCEP or the transaction could prove to be inaccurate, the failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals and the satisfaction of the closing conditions to the transaction, the potential failure to retain key employees of CCE, Coca-Cola Iberian Partners, S.A.’s (“CCIP”) as a result of the proposed transaction or during integration of the businesses and disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships; and other risks discussed in KO’s and CCE’s filings with the Securities and Exchange Commission (the “SEC”), including their respective Annual Reports on Form 10-K for the year ended December 31, 2014, subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which filings are available from the SEC. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of KO, CCE, CCIP or CCEP undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. None of KO, CCE, CCIP or CCEP assumes responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of their respective public statements may prove to be incorrect.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transaction, CCEP will file with the SEC a registration statement on Form F-4 that will include a preliminary proxy statement/prospectus regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to CCE’s stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain a copy of the proxy statement/prospectus (when available) and other related documents filed by KO, CCE or CCEP with the SEC regarding the proposed transaction as well as other filings containing information, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to KO’s Investor Relations department at (404) 676-2121, or to CCE’s Investor Relations department at (678) 260-3110, Attn: Thor Erickson – Investor Relations. Copies

of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from KO’s website at www.coca-colacompany.com under the heading “Investors” and CCE’s website at www.cokecce.com under the heading “Investors.”

PARTICIPANTS IN SOLICITATION

KO, CCE and CCEP and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about KO’s and CCE’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 12, 2015, and March 11, 2015, respectively. You can obtain free copies of these documents from KO and CCE, respectively, using the contact information above. Information regarding CCEP’s directors and executive officers will be available in the proxy statement/prospectus when it is filed with the SEC.